NOTE 1 -   **NATURE OF OPERATIONS**

TMC Bonds L.L.C., ("the "Company") was formed on June 8, 2000 and became a U.S. registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). In August 2012, the Company formally changed its name to TMC Bonds L.L.C. The firm is also a member of the Municipal Securities Rulemaking Board, as well as the Securities Investor Protection Corporation.

TMC Bonds is a Delaware limited liability company ("L.L.C.") whose sole member is TheDebtCenter, L.L.C. ("Parent"). The Parent is also a Delaware L.L.C., whose members are Merrill Lynch, Pierce, Fenner & Smith Inc., MSDW Fixed Income Ventures, Inc., Citigroup Financial Products Inc. and FSA Portfolio Management Inc. (collectively, the "Members"). On May 29, 2018, Intercontinental Exchange Inc. ("ICE") a public company listed on the NYSE announced that they entered into an agreement to acquire the Parent. On July 23, 2018 ICE completed its acquisition of the Parent.

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. The Company clears all transactions through Pershing LLC on a fully disclosed basis.

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect al material receivable, payables, and other liabilities.

Cash and cash equivalents

The company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Management believes no impairment adjustment is needed for the year ended December 31, 2018.

Revenue Recognition

Commission income is recognized on a trade date basis as security transactions occur and consists of contractual commission percentages and/or the marginal difference between matching the price of buying and selling the security. Other income includes subscription fees for the usage of the company's web based trading platform. Estimated losses resulting from uncollectible accounts are recorded as the provision for doubtful accounts which is included in Other Expenses. Related clearing expenses are also recognized on a trade date basis as security transactions occur.

Income Taxes

As a limited liability company, the Company has elected to be treated as a partnership. The effect of this election is that taxable results of operations and tax credits generated are reportable on the individual tax returns of its member.

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Income Taxes (Continued)

Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. However, the Company is subject to New York Unincorporated Business Income tax and two states minimum filings fees for which provision has been made.
The member of the Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The member's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2015 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Recent Accounting Pronouncements

Revenue Recognition- Effective January 1, 2019, the Company will be required to adopt the new guidance of ASC Topic 606, revenue from contracts with customers (Topic 606), which will supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition. Topic 606 requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires the Company to apply the following steps: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation. The Company will be required to adopt Topic 606 either on a fill retrospective basis to each prior reporting period presented or on a modified retrospective basis with the cumulative effect of initially applying the new guidance recognized at the date of the initial application. The Company has assessed the impact of adoption on its material revenue streams, evaluated the new disclosure requirements, and

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Recent Accounting Pronouncements (Continued)

identified and implemented appropriate changes to its business processes, systems and controls to support recognition and disclosure under the new guidance. We expect to adopt Topic 606 using the modified retrospective approach. Based on completing the assessment, the Company has determined that the adoption of the guidance will not result in a material impact on its financial statements.

Lease Transition Disclosure- In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The new standard is effective for us on January 1, 2019, with early adoption permitted. We expect to adopt the new standard on its effective date. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. We expect to adopt the new standard on January 1, 2019 and use the effective date as our date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

The new standard provides a number of optional practical expedients in transition. We expect to elect the 'package of practical expedients', which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. We do not expect to elect the use of hindsight or the practical expedient pertaining to land easements; the latter not being applicable to us.

We expect that this standard will have a material effect on our financial statements. While we continue to assess all of the effects of adoption, we currently believe the

most significant effects relate to (1) the recognition of new ROU assets and lease
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Recent Accounting Pronouncements *(Continued)*

liabilities on our balance sheet for our real estate operating We do not expect a
significant change in our leasing activities between now and adoption.
On adoption, we currently expect to:

— Recognize additional operating liabilities of approximately $9,450,000, with
corresponding ROU assets of the same amount based on the present value of the
remaining minimum rental payments under current leasing standards for existing
operating leases.

The new standard also provides practical expedients for an entity's ongoing
accounting. We currently expect to elect the short-term lease recognition exemption
for all leases that qualify. This means, for those leases that qualify, we will not
recognize ROU assets or lease liabilities, and this includes not recognizing ROU
assets or lease liabilities for existing short-term leases of those assets in transition.
We also currently expect to elect the practical expedient to not separate lease and
non-lease components for all of our leases.

Subsequent Events

Management has evaluated subsequent events or transactions through February
28, 2019, the date which the financial statements were available to be issued.

NOTE 3 - **PROPERTY AND EQUIPMENT**

Major classes of property and equipment consist of the following:

	Estimated useful life - years	
Furniture and fixtures	7	$697,542
Machinery and equipment	5	18,803
Leasehold improvements	Term of lease	3,026,646
Computer equipment	3	5,785,049
Fine Art	N/A	42,641
		9,570,681
Less: Accumulated depreciation and amortization		6,511,343
Net property and equipment		$3,059,338

The depreciation and amortization expense for the year ended December 31, 2018
aggregated $934,202

NOTE 4 - **FAIR VALUE MEASUREMENTS**

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses, approximate their fair values at December 31, 2018 due to the short-term nature of these instruments.

NOTE 5 - **NET CAPITAL REQUIREMENTS**

As a registered broker dealer and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2018, the Company had net capital of $23,388,235 which exceeded the requirements by $22,517,404.

NOTE 6 - **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to Concentrations of Credit Risk include unsecured cash. At December 31, 2018, the Company had cash deposits with four banks that were in excess of federally insured amounts by approximately $32,985,000.

NOTE 7 - **RELATED PARTIES**
The Company considers its members and member affiliates to be related parties.

NOTE 8 - **COMMITMENTS AND CONTINGENT LIABILITIES**

Operating Leases

The Company has entered into obligations under three operating leases that will expire at various dates from 2019 through 2025. Two of these agreements require the Company to obtain a letter of credit in lieu of a cash security deposit. These

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NOTE 8 - **COMMITMENTS AND CONTINGENT LIABILITIES** *(Continued)*

letters of credit are for $419,527 and $549,131 respectively and are collateralized by bank deposits. For the third lease, the Company has made a cash security deposit of $6,206. In December 2014, the Company entered into an agreement to sublet one of its existing locations. The sublet agreement commenced on June 26, 2015 and shall expire on April 28, 2019. The sublease agreement requires monthly rental payments of $53,654 for the entire agreement and a letter of credit of $107,307 in lieu of a cash security deposit.

The Company's future minimum lease commitments under the three real estate leases are as follows:

Year Ended December 31,	
2019	$1,500,783
2020	$1,316,404
2021	$1,359,180
2022	$1,359,180
2023	$1,359,180
Thereafter	$2,605,095
	$9,499,822

Rent expense for the year ended December 31, 2018 amounted to $1,937,297, less sub-rental income of $587,856.

Under the sublet agreement, future minimum lease payments receivable are as follows:

Year Ended December 31,	
2019	$ 107,307

NOTE 8 -   **COMMITMENTS AND CONTINGENT LIABILITIES** *(Continued)*

The Company has entered into agreements for two hosting sites which expire in 2019 and 2020.

The Company's future minimum commitments are as follows:

Year Ended December 31,	
2019	$ 425,909
2020	109,650
	$ 535,559

Hosting expense for the sites for the year ended December 31, 2018 amounted to $626,900.

Employee Benefit Plan

The Company offers its employees a 401(k) plan. Under the plan, eligible employees in 2018 could defer up to $18,500 for the year, in addition to a $6,000 catch-up contribution for employees 50 years of age or older. The Company voluntarily matches a discretionary amount of participants' 401(k) contribution. For the year ended December 31, 2018, the expense aggregated to $418,120.